6983

                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                     FORM 12B-25

                           Commission File Number 0-1678

                            NOTIFICATION OF LATE FILING

(Check One):  ___Form 10-K   ___Form 11-K     ___Form 20-F      X  Form 10-Q
____Form N-SAR

     For Period Ended:  July 31, 2000

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: 10-Q

                                       PART I
                               REGISTRANT INFORMATION

Full name of registrant: Butler National Corporation

Former name if applicable: N/A

Address of principal executive office (Street and number)
19920 West 161st Street
Olathe, Kansas 66062

                                      PART II
                              RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense.

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
 _X_ on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
        and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                     PART III
                                     NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The Company engaged a new independent public accountant for fiscal year 2000. The first time review of the Company's business has taken more time than originally planned to gather the necessary information to file the Form 10-Q.


Form 12b-25                             Forms                             6984

                                       PART IV
                                  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Clark D. Stewart                 913-780-9595
              (Name)               (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               ___Yes    _X_No

     	    Annual Report on Form 10-K for fiscal year end 2000.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                __Yes  _X_No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation to (3) above: N/A



                            Butler National Corporation
                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:9-14-00                             By:/S/Clark D. Stewart, President